Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Shell Company Report on Form 20-F of NewGenIvf Group Limited of our report dated March 28, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of A SPAC I Acquisition Corp. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report is included in the Form 10-K of A SPAC I Acquisition Corp. for the year ended December 31, 2023. We were dismissed as auditors on April 3, 2024, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Shell Company Report on Form 20-F for the periods after the date of our dismissal date.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, NY

April 9, 2024